SECURITIES AND EXCHANGE COMMISSION

                 Washington, DC 20549

                     SCHEDULE 13G

     Under the Securities and Exchange Act of 1934



                  CUMULUS MEDIA INC.
                   (Name of Issuer)

         Class A Common Stock, $.01 par value
            (Title of Class of Securities )


                       231082108
                    (CUSIP NUMBER)

                   December 31, 1998
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Name of Reporting Person      DBBC of Georgia, LLC
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power 376,542
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 376,542

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         376,542
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented By
     Amount in Row 9     4.2%, based on 8,575,504 Class A
                         shares outstanding and
                         assuming conversion of
                         reporting person's Class C
                         (high vote) shares into Class
                         A shares.

12)  Type of Reporting
     Person (See Instructions)          OO

1)   Name of Reporting Person      Lewis W. Dickey, Jr.
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  X
     of A Member of  Group
     (See Instructions)                      (b)

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 489,914
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive Power 489,914

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         489,914
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented By
     Amount in Row 9     5.5%, based on 8,575,504 Class A
                         shares outstanding and
                         assuming conversion of
                         reporting person's Class C
                         (high vote) shares into Class
                         A shares.  Includes shares
                         held by DBBC of Georgia, LLC
                         over which Mr. Dickey
                         exercises voting and
                         dispositive power.

12)  Type of Reporting
     Person (See
     Instructions)          IN

Item 1(a) Name of Issuer.

          Cumulus Media Inc.

Item 1(b) Address of Issuer's Principal Executive
Office's

          111 East Kilbourn Avenue, Suite 2700
          Milwaukee, Wisconsin  53202

Item 2(a) Names of Persons Filing.

          DBBC of Georgia, LLC
          Lewis W. Dickey, Jr.

Item 2(b) Address of Principal Business Office:

          3060 Peachtree Road, N.W., Suite 730
          Atlanta, GA  30305

Item 2(c) Citizenship:

               DBBC of Georgia, LLC is a Georgia
          limited liability company; Mr. Dickey is a United States citizen.

Item 2(d) Title of Class of Securities.

          Class A Common Stock, $.01 par value

Item 2(e) CUSIP Number.

          231082108

Item 3    If this statement is filed pursuant to
          Rule 13d-1(b), or 13d-2(b) or (c),
          check whether the person filing is a:

                         (a)  ___  Broker or dealer
                    registered under Section 15 of the
                    Act (15 U.S.C. 78o).
                         (b)  ___  Bank as defined in
                    Section 3(a)(6) of the Act (15
                    U.S.C. 78c).
                         (c)  ___  Insurance company as
                    defined in Section 3(a)(19) of the
                    Act (15 U.S.C. 78c).
                         (d)  ___  Investment company
                    registered under Section 8 of the
                    Investment Company Act of 1940 (15
                    U.S.C. 80a-8).
                         (e)  ___  An investment
                    adviser in accordance with 240.13d-
                    1(b)(1)(ii)(E);
                         (f)  ___  An employee benefit
                    plan or endowment fund in
                    accordance with 240.13d-
                    (b)(1)(ii)(F);

                         (g)  ___  A parent holding
                    company or control person in
                    accordance with 240.13d-
                    1(b)(ii)(G);
                         (h)  ___  A savings
                    association as defined in Section
                    3(b) of the Federal Deposit
                    Insurance Act (12 U.S.C. 1813);
                         (i)  ___  A church plan that
                    is excluded from the definition of
                    an investment company under Section
                    3(c)(14) of the Investment Company
                    Act of 1940 (15 U.S.C. 80a-3);
                         (j)  ___  Group, in accordance
                    with
                                   240.13d-
                    1(b)(1)(ii)(J).

Item 4.  Ownership

     (a)  See Row 9 of each reporting person's cover page.

     (b)  See Row 11 of each reporting person's cover page.

     (c)  Each reporting person has sole voting
          and dispositive power over the indicated shares.

Item  5. Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7.  Identification and Classification of the
     Subsidiary Which Acquired
     the Security Being Reported On By the Parent
     Holding Company.

          Not Applicable


Item 8. Identification and Classification of Members of the Group.

               DBBC of Georgia, LLC (OO);  Lewis W.
          Dickey, Jr. (IN, HC).


Item 9.  Notice of Dissolution of the Group.

          Not Applicable

Item 10. Certification.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 15, 1999
-----------------
Date


DBBC OF GEORGIA, LLC


By:/s/ Lewis W. Dickey, Jr.
-----------------------------
President


/s/ Lewis W. Dickey, Jr.
------------------------------
Lewis W. Dickey, Jr.